UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

__________________

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated February 25, 2025 titled “GeoPark Announces Pro Forma 2P Reserve Replacement of 480%”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES PRO FORMA 2P RESERVE REPLACEMENT OF 480%

PRO FORMA 2P RESERVE LIFE INDEX INCREASED 44% TO 13.1 YEARS

2P VALUE PER SHARE (NET DEBT-ADJUSTED) OF $27.8

Bogota, Colombia – February 25, 2025 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, today announced its independent oil and gas reserves assessment1, certified by D&M under PRMS methodology, as of December 31, 2024.

The Company’s 2024 year-end reserves, related net present values, and other information included in this press release incorporate pro forma figures reflecting the acquisition of four unconventional hydrocarbon blocks in Vaca Muerta, Argentina. This acquisition became effective on July 1, 2024, and is undergoing customary regulatory approvals from the respective provincial governments.

2024 Year-End D&M Certified Oil and Gas Reserves and Highlights

GeoPark’s 2024 year-end reserves reflect the ongoing upgrade and recalibration of the Company’s asset base, driven by the incorporation of the Vaca Muerta blocks and adjustments in its Colombian portfolio. 2P reserves increased 41% year-on-year on a pro-forma basis, supported by the addition of 74.6 mmboe from Vaca Muerta. At December 31, 2024, 1P reserves of 102.0 mmboe and 2P reserves of 162.2 mmboe showed that the Company extended its 1P RLI by 54% to 8.2 years, and its 2P RLI by 44% to 13.1 years.

Vaca Muerta’s strong results reflect the quality of the producing Mata Mora Block and the operating execution to date. Strategic decisions such as prioritization of landing zones and optimization of completion design are proving their value, driving continuous performance improvements. Furthermore, an additional 113 mmboe of net 3C contingent resources have been certified in the Confluencia Norte, Confluencia Sur and Mata Mora Sur exploration blocks, partly underpinned by the successful drilling in 2024 of the first pad in Confluencia Norte. Looking ahead, a pad to be drilled in Confluencia Sur in 2025 will be a key milestone for confirming further exploration potential.

Organic 2P reserves (excluding the Vaca Muerta blocks) decreased by approximately 27.5 mmboe, after producing 12.4 mmboe in 2024, mainly due to technical revisions in mature fields, with the Llanos 34 Block accounting for 48% of the reduction. This decline was driven by updated reservoir performance assessments, well-type revisions, and factors such as reduced drilling activity and suboptimal well performance, and was partially offset by additional reserves from ongoing high-value, low-risk drilling campaigns and reservoir management efficiencies. Looking ahead, GeoPark remains focused on the full optimized development of the Llanos 34 Block, with material net 2P reserves at 64.5 mmboe as estimated by D&M. The strategy includes expanding waterflooding, piloting polymer flooding, targeted workover campaigns, advanced technologies to reduce water production and addressing potential facility bottlenecks to enhance production capacity. The success of these efforts would mitigate decline rates, improve long-term performance, and maximize recovery from the asset.

Following 2024’s strategic progress, GeoPark’s portfolio is now strategically balanced and diversified, combining the high growth trajectory and potential of the Vaca Muerta blocks with the established, mature production flows from the Llanos 34 and CPO-5 blocks. Approximately 90% of the Company’s 2P reserves are concentrated in these three core assets, providing a focused platform for delivery going forward. The portfolio’s combination of a world-class unconventional resource and a high-performing mature asset allows GeoPark to leverage growth opportunities while maintaining strong cash flow generation. The Company’s disciplined capital allocation, focus on development and appraisal drilling, and continued technical improvements position it to drive further reserves replacement and long-term value creation.

_________________

1 All reserves included in this release refer to GeoPark working interest before royalties paid in kind, except when specified. All figures are expressed in US Dollars. Definitions of terms are provided in the Glossary on page 4.

Pro Forma Consolidated Reserves Summary

•	1P reserves of 102.0 mmboe, with a RLI of 8.2 years

•	2P reserves of 162.2 mmboe, with a RLI of 13.1 years

•	3P reserves of 255.1 mmboe, with a RLI of 20.6 years

Pro Forma Net Present Value and Value Per Share

•	1P NPV10 After Tax of $1.2 billion

•	Net debt-adjusted 1P NPV10 After Tax of $15.3 per share

•	2P NPV10 After Tax of $1.8 billion

•	Net debt-adjusted 2P NPV10 After Tax of $27.8 per share

Andrés Ocampo, Chief Executive Officer of GeoPark, said: “Our 2024 reserves certification highlights the growing scale and long term potential of our portfolio. The 48% increase in 1P reserves and the 41% growth in 2P reserves demonstrate the transformational impact of the incorporation of the Vaca Muerta blocks, and the underlying capacity of these world-class unconventional assets to grow and replace reserves through best-in-class operational performance. In parallel, the subsurface challenges experienced in our mature Llanos assets have prompted us to reset our expectations going forward, with updated development plans that maximize value and are underpinned by deep technical rigor, disciplined capital allocation and operational efficiency. With a stronger, more diversified and resilient reserve base, we have extended our reserves life and are well-positioned to deliver growth.”

2023 Year-End to 2024 Year-End Reserves Evolution

Total (mmboe)	PD	1P	2P	3P
2023 Year-End Reserves	49.7	68.8	115.0	166.9
2024 Production	-12.4	-12.4	-12.4	-12.4
Discoveries and Extensions	1.1	1.1	1.5	1.3
Technical Revisions	21.6	10.6	-13.3	-40.0
Economic Factors & Other	-3.1	-4.0	-3.3	-3.5
Total Excluding Vaca Muerta	56.9	64.0	87.6	112.3
Vaca Muerta Additions (Pro Forma)	6.0	38.0	74.6	142.8
2024 Pro Forma Year-End Reserves	62.9	102.0	162.2	255.1
2024 Pro Forma Reserve Life (years)	5.1	8.2	13.1	20.6

For more information on GeoPark’s reserves, please refer to the following link: https://ir.geo-park.com/overview/reserves-annex-2024

OTHER NEWS

Reporting Date for 4Q2024 Results Release, Conference Call and Webcast

GeoPark will report its 4Q2024 and Annual 2024 financial results on Wednesday, March 5, 2025, after the market close.

In conjunction with the 4Q2024 results press release, GeoPark management will host a conference call on March 6, 2025, at 10:00 am (Eastern Standard Time) to discuss the 4Q2024 financial results.

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/423174919

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: +1 404-975-4839

Global Dial-In Numbers:

https://www.netroadshow.com/conferencing/global-numbers?confId=68476

Passcode: 595176

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:
Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com

Miguel Bello Investor Relations Officer	mbello@geo-park.com

Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:
Communications Department	communications@geo-park.com

GLOSSARY

1P	Proven Reserves
2P	Proven plus Probable Reserves
3P	Proven plus Probable plus Possible Reserves
boe	Barrels of oil equivalent (6,000 cf marketable gas per bbl of oil equivalent). Marketable gas is defined as the total gas produced from the reservoir after reduction for shrinkage resulting from field separation; processing, including removal of nonhydrocarbon gas to meet pipeline specifications; and flare and other losses but not from fuel usage
Certified Reserves	Refers to GeoPark working interest reserves before royalties paid in kind, independently evaluated by the petroleum consulting firm D&M under PRMS methodology
D&M	DeGolyer and MacNaughton Corp.
mboed	Thousands of barrels of oil equivalent per day
mmboe	Millions of barrels of oil equivalent
NPV10 After Tax	Net Present Value after tax discounted at 10% rate
PD	Proven Developed Reserves
PRMS	Petroleum Resources Management System
RLI	Reserve Life Index
RRR	Reserve Replacement Ratio

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Gas quantities estimated herein are reserves to be produced from the reservoirs, available to be delivered to the gas pipeline after field separation prior to compression. Gas reserves estimated herein include fuel gas.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

All evaluations of future net revenue contained in the D&M Reports are after the deduction of cash royalties, development costs, operating expenses, production and profit taxes, fees, earn out payments, well abandonment costs, and country income taxes from the future gross revenue. It should not be assumed that the estimates of future net revenues presented in the tables represent the fair market value of the reserves. The actual production, revenues, taxes and development, and operating expenditures with respect to the reserves associated with the Company's properties may vary from the information presented herein, and such variations could be material. In addition, there is no assurance that the forecast price and cost assumptions contained in the D&M Report will be attained, and variances could be material.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe’’, ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters including NPV10 After Tax, our reserves, closing of the Vaca Muerta acquisition, pad drilling and exploration potential, and full optimized development of the Llanos 34 block. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see the Company’s filings with the U.S. Securities and Exchange Commission (SEC).

This press release contains a number of oil and gas metrics, including NPV after tax per share, reserve life index, net debt-adjusted NPV per share, etc., which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet SEC definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that SEC guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release. NPV10 After Tax for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flows for SEC proved reserves.

Annex – 2024 Reserves Report

2024 Year-End Reserves Summary by Country and Category

Country	Reserves Category	2024 (mmboe)	% Oil	2023 (mmboe)	% Change
Colombia	PD	55.3	100%	46.7	18%
	1P	62.1	100%	63.9	-3%
	2P	84.8	100%	106.4	-20%
	3P	106.2	100%	155.0	-31%
Ecuador	PD	0.5	100%	1.5	-67%
	1P	0.9	100%	3.3	-73%
	2P	1.6	100%	7.1	-77%
	3P	4.7	100%	10.3	-54%
Brazil	PD	1.0	1%	1.6	-38%
	1P	1.0	1%	1.6	-38%
	2P	1.1	1%	1.6	-31%
	3P	1.4	1%	1.7	-18%
Total Organic	PD	56.9	98%	49.7	15%
(Excluding Argentina)	1P	64.0	98%	68.8	-7%
	2P	87.6	98%	115.0	-24%
	3P	112.3	99%	166.9	-33%
Argentina	PD	6.0	95%	-	100%
	1P	38.0	95%	-	100%
	2P	74.6	95%	-	100%
	3P	142.8	95%	-	100%
Total Pro forma	PD	62.9	98%	49.7	27%
(Including Argentina)	1P	102.0	97%	68.8	48%
	2P	162.2	97%	115.0	41%
	3P	255.1	97%	166.9	53%

Net Present Value After Tax Summary

The table below details D&M certified NPV10 After Tax as of December 31, 2024 and December 31, 2023:

Country	Reserves Category	NPV10 After Tax 2024 ($ mm)	NPV10 After Tax 2023 ($ mm)
Colombia	1P	837	1,060
	2P	1,051	1,670
	3P	1,313	2,368
Ecuador	1P	17	51
	2P	32	99
	3P	82	139
Brazil	1P	4	32
	2P	7	33
	3P	14	34
Total Organic	1P	858	1,142
(Excluding Argentina)	2P	1,090	1,802
	3P	1,409	2,542
Argentina	1P	316	-
	2P	724	-
	3P	1,540	-
Total Pro forma	1P	1,174	-
(Including Argentina)	2P	1,814	-
	3P	2,949	-

Oil Price Forecast

The price assumptions used to estimate the feasibility of PRMS reserves and NPV10 After Tax in 2024 and 2023 D&M reports are detailed in the table below:

Brent Oil Price ($/bbl)	2025	2026	2027	2028	2029 and forward
2024 Reserves Report	74.1	75.0	76.7	78.3	79.8-90.4
2023 Reserves Report	85.6	82.2	83.9	86.0	88.2-90.0

Pro Forma Net Present Value per Share by Country

The table below illustrates the details of the pro forma net debt adjusted PDP NPV10 After Tax per share, as of December 31, 2024:

2024 Net Debt Adjusted PDP NPV10 After Tax ($/share)	Colombia	Argentina	Ecuador	Brazil	Total
PDP Reserves (mmboe)	55.3	6.0	0.5	1.0	62.9
PDP NPV10 After Tax ($ mm)	777	125	13	4	919
Shares Outstanding (mm)					51.2
Subtotal ($/share)					17.9
Net Debt/Share ($/share)					-7.6
Net Debt Adjusted PDP NPV10 After Tax ($/share)					10.3

The table below illustrates the details of the pro forma net debt adjusted 1P NPV10 After Tax per share, as of December 31, 2024:

2024 Net Debt Adjusted 1P NPV10 After Tax ($/share)	Colombia	Argentina	Ecuador	Brazil	Total
1P Reserves (mmboe)	62.1	38.0	0.9	1.0	102.0
1P NPV10 After Tax ($ mm)	837	316	17	4	1,174
Shares Outstanding (mm)					51.2
Subtotal ($/share)					22.9
Net Debt/Share ($/share)					-7.6
Net Debt Adjusted 1P NPV10 After Tax ($/share)					15.3

The table below illustrates the details of the pro forma net debt adjusted 2P NPV10 After Tax per share, as of December 31, 2024:

2024 Net Debt Adjusted 2P NPV10 After Tax ($/share)	Colombia	Argentina	Ecuador	Brazil	Total
2P Reserves (mmboe)	84.8	74.6	1.6	1.1	162.2
2P NPV10 After Tax ($ mm)	1,051	724	32	7	1,814
Shares Outstanding (mm)					51.2
Subtotal ($/share)					35.4
Net Debt/Share ($/share)					-7.6
Net Debt Adjusted 2P NPV10 After Tax ($/share)					27.8

(a) Net debt adjusted 2P NPV10 After Tax per share is shown on a consolidated basis. Net debt considers financial debt of $514.3 million less $124.8 million (not including $152 millon related to the prepayment under the offtake and prepayment agreement with Vitol) of cash & cash equivalents (both figures unaudited and as of December 31, 2024).

For further information, please contact:

INVESTORS:
Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com

Miguel Bello Investor Relations Officer	mbello@geo-park.com

Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:
Communications Department	communications@geo-park.com

GLOSSARY

1P	Proven Reserves
2P	Proven plus Probable Reserves
3P	Proven plus Probable plus Possible Reserves
boe	Barrels of oil equivalent (6,000 cf marketable gas per bbl of oil equivalent). Marketable gas is defined as the total gas produced from the reservoir after reduction for shrinkage resulting from field separation; processing, including removal of nonhydrocarbon gas to meet pipeline specifications; and flare and other losses but not from fuel usage
Certified Reserves	Refers to GeoPark working interest reserves before royalties paid in kind, independently evaluated by the petroleum consulting firm D&M, under PRMS methodology
D&M	DeGolyer and MacNaughton Corp.
mmboe	Millions of barrels of oil equivalent
NPV10 After Tax	Net Present Value after tax discounted at 10% rate
PD	Proven Developed Reserves
PRMS	Petroleum Resources Management System

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Gas quantities estimated herein are reserves to be produced from the reservoirs, available to be delivered to the gas pipeline after field separation prior to compression. Gas reserves estimated herein include fuel gas.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

All evaluations of future net revenue contained in the D&M Reports are after the deduction of cash royalties, development costs, operating expenses, production and profit taxes, fees, earn out payments, well abandonment costs, and country income taxes from the future gross revenue. It should not be assumed that the estimates of future net revenues presented in the tables represent the fair market value of the reserves. The actual production, revenues, taxes and development, and operating expenditures with respect to the reserves associated with the Company's properties may vary from the information presented herein, and such variations could be material. In addition, there is no assurance that the forecast price and cost assumptions contained in the D&M Report will be attained, and variances could be material.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe’’, ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters including NPV10 After Tax, our reserves, closing of the Vaca Muerta acquisiton, pad drilling and exploration potential, and full optimized development of the Llanos 34 block. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see the Company’s filings with the U.S. Securities and Exchange Commission (SEC).

This press release contains a number of oil and gas metrics, including NPV After Tax per share, reserve life index, net debt-adjusted NPV per share, etc., which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet SEC definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that SEC guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release. NPV10 After Tax for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flows for SEC proved reserves.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: February 26, 2025